

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 29, 2017

Via E-Mail
David M. Blackman
Chief Executive Officer
Tremont Mortgage Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Tremont Mortgage Trust**
> **Draft Registration Statement on Form S-11**
> **Submitted June 6, 2017**
> **CIK No. 0001708405**

Dear Mr. Blackman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   We note that you are a real estate finance company that focuses primarily on originating and investing in floating rate first mortgage loans and that your target investments also include subordinated mortgages, mezzanine loans and preferred equity interests. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Summary, page 1

4.   We note the disclosure regarding RMR and Tremont Realty Capital's performance on pages 1-3 and 9-10. Please revise to include any performance information for companies other than the issuer in the Business section or other applicable section and remove this information from the prospectus summary. In addition, please revise to balance any performance information included in the Business section, or elsewhere as appropriate, by including a description of any adverse business developments experienced by RMR, or any other affiliates of you, your sponsor, or Manager.

Risk Factors, page 23

5.   We note your disclosure on page 133 indicating that in some jurisdictions the possibility exists that shareholders of a trust entity like yours may be held liable for acts or obligations of the trust. Please tell us what consideration you gave to including risk factor disclosure regarding this risk or otherwise expanding the discussion on page 133 to provide additional context.

Business

Our Manager and RMR, page 73

6.   We note your reference to the volume of real estate financing transactions the Tremont business originated from founding through March 31, 2017. Since RMR LLC acquired the Tremont business in 2016, the relevance of the historical Tremont business volume is unclear. Please revise to remove this reference or clarify how it is meaningful to investors in Tremont Mortgage Trust.

Target Investments, page 84

7.   We note your disclosure that you intend to focus primarily on first mortgage loans and that your target investments also will include subordinated mortgages, mezzanine loans and preferred equity interests. To the extent known, please provide a percentage breakdown of your anticipated portfolio by investment type. Please also clarify the

extent to which the company could invest exclusively in assets at the riskier end of the spectrum.

Our Manager and Our Management Agreement

Our Management Agreement, page 103

8. Given the complexity of the base management fee calculation and the incentive compensation calculation, please consider including a hypothetical example of each fee in your prospectus.

9. On page 100 you state that "the shared services costs of our Manager paid to RMR that we will reimburse to our Manager pursuant to our Management Agreement will include an allocation of RMR's personnel shared by our Manager, with all such costs subject to approval by a majority of our Independent Trustees at least annually." Disclosure on page 107 appears to indicate that this reimbursement provision would exclude employees of the Manager who provide services to the company. Please revise to ensure consistency and clarify whether you intend to reimburse your Manager for personnel costs.

10. We note your disclosure on page 107 that you expect to reimburse your Manager approximately $1.5 million for shared services costs during the first year of operations. Please revise your disclosure here, and elsewhere as applicable, to clarify whether you will reimburse your Manager for such expenses with proceeds from this offering.

11. Please revise your disclosure to clarify whether you, your Manager, or RMR have adopted specific procedures governing the allocation of investment opportunities amongst you and the other investment programs affiliated with RMR and describe such procedures, as applicable. If the allocation of investment opportunities is purely at the discretion of your Manager and RMR, please describe more specifically how your Manager and RMR intend to allocate investment opportunities among these programs.

Prior Performance of Certain Real Estate Programs Managed by RMR LLC, page 109

12. Please revise your disclosure to include any material adverse business developments or conditions experienced by SIR, GOV, or any prior program sponsored by the Manager or RMR that would be material to investors in this offering. In addition, please cross-reference to the information concerning the adverse material developments in Table III of the prior performance tables.

Certain Relationships and Related Person Transactions, page 119

13. We note your disclosure on page 135, indicating that if a Manager Related Person, who also serves as one of your Trustees or officers, acquires knowledge of a potential business

opportunity, you renounce any potential interest or expectation in, or right to be offered or to participate in, such business opportunity. Please revise to specifically address this conflict of interest.

Note 1. Organization, page F-4

14.   We note your disclosure that the Trust's Manager has agreed to pay all of its initial organizational costs and the costs of the Offering (including the underwriters' discounts and commissions). Please revise to clarify if the Trust will be required to reimburse these costs to the Manager. If so, disclose the amount incurred and paid to date by the Manager on your behalf and how you will account for your organization and offering expenses in the financial statements.

Signatures

15.   Please revise to have Mr. Lanois sign the registration statement in his capacity as both principal financial officer and principal accounting officer. Refer to Instruction 1 to the Signatures page on Form S-11.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Margaret R. Cohen
Skadden, Arps, Slate, Meagher & Flom LLP